

Mail Stop 3030

February 13, 2018

Via E-mail
Merle Ferguson
President
BioForce Nanosciences Holdings, Inc.
2020 General Booth Blvd.
Suite 230
Virginia Beach, Virginia 23454

> **Re: BioForce Nanosciences Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed January 26, 2018**
> **File No. 000-51074**

Dear Mr. Ferguson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have further comments.

Business, page 3

1.   Your response to comment 2 indicates that you decided not to pursue the targets and instead decided to enter the vitamin and supplement business in 2014. However, your press release regarding aggressively looking at targets and continuing due diligence appears to have been dated in October 2017. Please clarify the timeline of the development of your business.

2.   Expand your response to prior comment 3 to provide us the basis for your belief that your products are less expensive and more efficient than comparable products from competitors. Also, revise your disclosure regarding high standards on page 4 to clarify the nature of the quality and presentation standards that you mention in your response.

3.   Expand your response to prior comment 6 to tell us whether you market your product as providing any medical benefits. We note for example the benefits that you mention on page 3.

Risk Factors, page 5

4.   Expand your response to prior comment 9 to provide us your analysis of whether your election to be excluded from the statutes creates risks that should be disclosed in this section.

5.   We note your response to prior comment 11 and your conclusions regarding your shell company status. Clearly explain the risk to investors if the Commission or a court were to disagree with your conclusions, including the risk of selling securities in reliance on Rule 144 given Rule 144(i).

Management's Discussion and Analysis, page 15

6.   Please address that part of prior comment 10 seeking disclosure of the reasons for the changes in gross margin between 2015 and 2016.

Directors and Executive Officers, page 17

7.   Please disclose the substance of the first and last sentences of your response to prior comment 12. Also, tell us how you reconcile your response with your January 3, 2017 press release announcing Mr. Ferguson as your new President/CEO/Chairman.

Biography, page 17

8.   Expand your response to prior comment 14 to tell us the size of the operations that you disclose your officers supervise, if the disclosed entity does not file periodic reports with the Commission. Also tell us the status of Element Global Inc.'s acquisition of Element Global Mining Group.

9.   Tell us how you have determined that the disclosure of your officers' business experience is accurate. For example, it appears from Element Global's public report for its quarter ended June 30, 2015 that, in January 2014, Merle Ferguson became chief executive officer and president after Susan Donohue stepped down from those positions. From Gold Rock Holdings' Form 8-K filed on January 23, 2003, it appears that Susan Donohue resigned as chairman and secretary of the board and Merle Ferguson resigned as director, interim president and chief executive officer. Likewise, it is unclear why you disclose that, from 2001 to the present, Mr. Ferguson was with Predictive Technology Group given that several Predictive Technology Group press releases indicate that it was formed in 2013.

Executive Compensation, page 18

10.   Please update your compensation disclosure for your most recently completed fiscal year.

11.   We note your response to prior comment 16. File as an exhibit the agreement with Mr. Kaiser mentioned on page 18. For guidance, see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 146.04 on the Commission's website.

Certain Relationships and Related Transactions, page 19

12.   Clarify the basis for your conclusion in your response to prior comment 17 that Regulation S-K Item 404 does not require disclosure regarding the advances and related cancellations. Also, provide the disclosure required by Regulation S-K Item 701 regarding the issuance of the shares.

Shares Eligible for Future Sale, page 21

13.   We note your response to prior comment 18. Tell us how you determined that 66,347,740 shares could be sold pursuant to Rule 144 and how you determined that you currently have 9,847,084 shares of your common stock that are freely tradeable as you have disclosed on page 9.

        You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Richard W. Jones, Esq.